UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 28, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

The Royal Bank of Scotland Group plc

File No. 001-10306 - CF#28173

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The Royal Bank of Scotland Group plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 27, 2012

Based on representations by The Royal Bank of Scotland Group plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.31	through March 17, 2017
Exhibit 4.32	through June 30, 2014
Exhibit 4.33	through March 31, 2017
Exhibit 4.34	through March 31, 2017
Exhibit 4.38	through March 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel